SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

FOX CHASE BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

35137T108
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 157,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,266
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,266
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 131,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,667
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,367
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,367
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,180
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 63,180
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 357,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 612,876
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 612,876
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35137T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Fox Chase Bancorp, Inc., a United States corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4390 Davisville Road, Hatboro, PA  19040.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Seidman and Associates, L.L.C., a New Jersey limited liability company (“SAL”), with respect to the Shares directly and beneficially owned by it;

(ii) Seidman Investment Partnership, L.P., a New Jersey limited partnership (“SIP”), with respect to the Shares directly and beneficially owned by it;

(iii) Seidman Investment Partnership II, L.P., a New Jersey limited partnership (“SIPII”), with respect to the Shares directly and beneficially owned by it;

(iv) LSBK06-08, L.L.C., a Florida limited liability company (“LSBK”), with respect to the Shares directly and beneficially owned by it;

(v) Broad Park Investors, L.L.C., a New Jersey limited liability company (“Broad Park”), with respect to the Shares directly and beneficially owned by it;

(vi) CBPS, L.L.C., a New York limited liability company (“CBPS”), with respect to the Shares directly and beneficially owned by it;

(vii) 2514 Multi-Strategy Fund, L.P., a Delaware limited partnership (“2514 MSF”), with respect to the Shares directly and beneficially owned by it;

(viii) Veteri Place Corporation, a New Jersey corporation (“Veteri”), that serves as the corporate general partner of each of SIP and SIPII; and

(ix) Lawrence B. Seidman (“Seidman”), who serves as the manager of SAL, the President of Veteri (of which he is the sole officer and director), and Veteri is the Corporate General Partner of SIP and SIPII, and Trading Advisor of LSBK and CBPS; and investment manager of Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

    (b)           The address of the principal office of each of SAL, SIP, SIPII and Seidman is 100 Misty Lane, 1st Floor, Parsippany, New Jersey  07054.  The address of the principal office of Veteri is 19 Veteri Place, Wayne, New Jersey  07470.  The address of the principal office of LSBK is 215 Via del Mar, Palm Beach, Florida  33480.  The address of the principal office of Broad Park is 80 Main Street, Suite 510, West Orange, New Jersey  07052.  The address of the principal office of CBPS is One Rockefeller Plaza, New York, New York  10020.  The address of the principal office of 2514 MSF is 100 S. Ashley Drive, Suite 2100, Tampa, Florida  33602.

The name of any person (other than the Reporting Persons) who may be deemed to control any Reporting Person, each such person’s business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A and are incorporated by reference in this Item 2.

    (c)           The principal business of each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF is investing in publicly traded securities.  The principal business of Veteri is serving as the corporate general partner of each of SIP and SIPII.  The principal occupation of Seidman is serving as the manager of SAL, President of Veteri, Veteri being the Trading Advisor for LSBK and CBPS, and the investment manager for each Broad Park and 2514 MSF.

    (d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 612,876 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $8,654,199, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, seeking representation on the Board of Directors of the Issuer through election contests or otherwise, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.  The Reporting Persons have previously nominated individuals for election to the boards of directors of, and have engaged in election and proxy contests with, a number of publicly traded companies, and expressly reserve the right to take such actions with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,142,600 Shares outstanding, as of June 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2013.

A.	SAL

(a)	As of the close of business on September 3, 2013, SAL beneficially owned 157,981 Shares.

       Percentage: Approximately 1.30%.

(b)	1. Sole power to vote or direct the vote: 157,981

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 157,981

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on September 3, 2013, SIP beneficially owned 116,266 Shares.

                               Percentage: Approximately 0.96%.

(b)	1. Sole power to vote or direct the vote: 116,266

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 116,266

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days and therefore there are not any transactions set forth in Schedule B.

C.	SIPII

(a)	As of the close of business on September 3, 3013, SIPII beneficially owned 131,115 Shares.

Percentage: Approximately 1.08%.

(b)	1. Sole power to vote or direct the vote: 131,115

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 131,115

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on September 3, 2013, LSBK beneficially owned 46,667 Shares.

Percentage: Approximately 0.38%.

(b)	1. Sole power to vote or direct the vote: 46,667

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 46,667

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on September 3, 2013, Broad Park beneficially owned 54,367 Shares.

Percentage: Approximately 0.45%.

(b)	1. Sole power to vote or direct the vote: 54,367

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 54,367

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on September 3, 2013, CBPS beneficially owned 63,180 Shares.

Percentage: Approximately 0.52%.

(b)	1. Sole power to vote or direct the vote: 63,180

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 63,180

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	2514 MSF

(a)	As of the close of business on September 3, 2013, 2514 MSF beneficially owned 42,800 Shares.

Percentage: Approximately 0.35%.

(b)	1. Sole power to vote or direct the vote: 42,800

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 42,800

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days and therefore are not any transactions set forth in Schedule B.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 116,266 Shares owned by SIP and the 131,115 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 46,667 Shares owned by LSBK and the 63,180 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 357,228 Shares.

Percentage: Approximately 2.94%.

(b)	1. Sole power to vote or direct the vote: 357,228

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 357,228

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  SIP and LSBK have not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares by SIPII and CBPS are set forth on Schedule B and incorporated herein by reference.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 157,981 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 116,266 Shares owned by SIP and the 131,115 Shares owned by SIPII, and (iii) as the sole officer of Veteri, theTrading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 46,667 Shares owned by LSBK and the 63,180 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 54,367 Shares owned by Broad Park and the 42,800 Shares owned by 2514 MSF, and (v) as the husband of Sonia Seidman, may be deemed the beneficial owner of 500 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 612,876 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.05%.

(b)	1. Sole power to vote or direct the vote: 612,876

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 612,876

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  SIP, LSBK and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIPII, Broad Park and CBPS are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 3, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 3, 2013, by and among SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri and Seidman.

Signature Page to Fox Chase Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35137T108

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	100 S. Ashley Drive, Suite 2100, Tampa, Florida 33602	United States

CUSIP No. 35137T108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	8/16/2013	17.0160	85,080.00	5,000
SAL	8/19/2013	16.9915	84,957.50	5,000
SAL	8/20/2013	17.0225	56,174.12	3,300
SAL	8/21/2013	17.0160	85,080.00	5,000
SAL	8/26/2013	16.9824	91,704.98	5,400
SAL	8/27/2013	16.9639	166,246.62	9,800
Total			569,243.22	33,500

SIPII	8/16/2013	17.0160	85,080.00	5,000
SIPII	8/19/2013	17.0000	27,200.00	1,600
SIPII	8/21/2013	17.0160	85,080.00	5,000
Total			197,360.00	11,600

Broad Park Investors	8/15/2013	16.9788	88,290.00	5,200
Total			88,290.00	5,200

CBPS	8/30/2013	16.8800	74,491.44	4,413
CBPS	9/3/2013	16.8828	184,022.52	10,900
Total			258,513.96	15,313

CUSIP No. 35137T108

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Fox Chase Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 3, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN